Exhibit 8.2

MAO SHANG CPA CO.

Standards of Taiwan Tax Withholding Rates for Various Incomes

•	Transaction or Turnover Tax

According to the current tax laws of Republic of China, transaction tax or stamp duties shall be levied only upon companies registered in the territory of Republic of China or securities approved for circulation therein. BVI business companies, the securities of which have been issued outside the territory of Republic of China, will not incur any transaction tax, stamp duties, or tax liabilities of similar kind.

However, in accordance with Tai-Cai-Shui-Zi No. 10400737840 Decree issued by Ministry of Finance on January 6, 2016, Standards of Withholding Rates for Various Incomes of Article 4 states that “[t]he net dividends or profit distributed to a profit-seeking enterprise having its head office outside the territory of the R.O.C. from investment in an enterprise within the territory of the R.O.C. shall be withheld at a rate of 20% of the amount distributed by the withholder when payment is made.” Therefore, when any of the Taiwan Subsidiaries of Imperial Garden & Resort distributes its dividend income to the Company, then a tax of 20% of the income from the dividends shall be withheld by such Subsidiary.

•	Income Tax on Sales of Securities and Dividends

According to the current income tax law of Republic of China, income tax shall not be levied on the shareholders or ADS-holders of a BVI business company, unless the income from sales of or dividends generated from the securities of the BVI business company exceeds the taxable threshold in an amount of NTD6,700,000 (approximately USD $220,810) per year for each Taiwanese individual shareholder and NTD500,000 (approximately USD $16,478) per year for each institutional shareholder, subject to adjustments from time to time.

Signature of the certifier

/s/ Jung Shium Wan
Name of the certifier : Jung Shium Wan
Title/position : CPA
Taiwan ID:1814
Texas ID:062021
Date : May 2,2017
Address : 5th floor-2,No 916 Chung Hua Road, Tou Fen City 35159,MiaoLi County, Taiwan
Telephone : 886(3)7691500
Fax : 886(3)7691501